April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sandra Hunter Berkheimer
Ms. Sonia Bednarowski Ms. Kate Tillan Ms. Bonnie Baynes

	Re:	CleanSpark, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2023 filed December 1, 2023
Form 10-Q for the Quarterly Period Ended December 31, 2023 filed February 8, 2024
File No. 001-39187

Dear Ms. Tillan and Ms. Bednarowski:

This letter is being furnished on behalf of CleanSpark, Inc. (the “Company,” “we” or “us”) in response to the comment received from the staff of the Division of Corporation Finance Office of Crypto Assets (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 29, 2024, regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2023 (the “10-K”) (File No. 000-39187) filed on December 1, 2023 and the Company's Form 10-Q for the Quarter Ended December 31, 2023 (the “10-Q”) (File No. 000-39187) filed on February 8, 2024.

The text of the Staff’s comment has been included in bold and italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Form 10-K for the fiscal year ended September 30, 2023

General

1.
Refer to your response to comment 3. Please revise your breakeven analysis to reflect mining equipment costs, including any financing costs, as it appears that the cost of purchasing mining equipment is a substantial expense that will impact the success of your mining operations. For example, we note your disclosure in your January 8, 2024 Current Report on Form 8-K regarding your January 6, 2024 agreement with Bitmain Technologies Delaware Limited in which you purchased 160,000 miners for a net purchase price of $193 million as well as a $32 million option that allows you to purchase up to an additional 100,000 miners for $320 million. We also note your disclosure in your risk factors section on pages 26 and 27 regarding the substantial capital investment of acquiring miners and the risk to your business of the increase of mining equipment costs.

Response: The Company acknowledges the Staff's comment. The Company will continue to disclose the "cost to mine one bitcoin" based on direct energy and direct hosting costs to ensure that investors can compare these costs to prior periodic filings. The Company will further disclose within Management's Discussion and Analysis the total miner depreciation expense on a "per bitcoin mined" basis. The Company will also disclose the financing costs incurred to acquire miners on a "per bitcoin mined" basis.

Form 10-Q for the Quarterly Period Ended December 31, 2023

Note 2. Summary of Significant Accounting Policies Revenue from Contracts with Customers - Revenue from Bitcoin Mining, page F-11

2.
We acknowledge your response to prior comment 6. Please respond to the following and revise your disclosure in future filings to specifically address the following concerning your mining revenue recognition under ASC 606:

• You told us that as the contracts are terminable at any time without penalty, the contract term is shorter than a 24-hour period, is continuously renewed, and that you would revise your disclosure accordingly. We note that your disclosure continues to refer to a daily contract and the contract arises at the point that you provide computing power to the mining pool operator, which is the beginning of the contract day at midnight UTC (contract inception). The disclosure is not consistent with your response. Tell us your consideration of disclosing that your enforceable right to compensation only begins when, and continues as long as, you provide hash computation services to the mining pools, you have determined that the duration of the contract is less than 24 hours and the contract continuously renews throughout the day.

Response: The Company acknowledges the Staff's comment. The Company confirms that contracts are terminable at any time without penalty, the contract term is shorter than a 24-hour period, and is continuously renewed. The Company will revise our disclosure in our future filings to clarify this and remove any references to daily contracts or midnight contract inception.

• Tell us your consideration of disclosing that the services you provide are an output of your ordinary activities.

Response: The Company acknowledges the Staff's comment. The Company's sole operation is the mining of bitcoin and has determined that contributing hash computation computing power to mining pool operators, who are our sole customer, is the output of our ordinary activities. We will explicitly disclose this in future filings.

• You told us that the option to renew does not represent a material right. Tell us your consideration of disclosing that you have determined that the mining pool operator’s (i.e., the customer's) renewal option is not a material right as the terms, conditions, and compensation amounts are at then market rates.

Response: The Company acknowledges the Staff's comment. The Company has considered that the renewal option is not a material right since there is no discount associated with renewing as each contract is renewed at the same rate, that is the market rate paid for any miner who enters into a mining contract with the pool operator. We will disclose in future filings that the terms, conditions, and compensation are at then market rates, and accordingly the renewal option is not a material right.

• You disclose that you have a single performance obligation (i.e., computing power or hashrate) for the contract and you contribute hash computation computing power. You told us you believe your performance obligation is based on the speed at which you perform hash computations. Please address the following:

o Clarify for us the nature of the services you provide and tell us whether or not you perform hash calculations for the pool operators. In this regard, we understand that you run software from the pool operator that constructs block header candidates and performs hash computations on behalf of the pool operator.

Response: The Company acknowledges the Staff's comment. We perform hash computations for our pool operator and under Full Pay-per-Share ("FPPS") the Company is compensated for accepted shares that are contributed. In the Company’s prior response letter dated January 24, 2024, the Company described our performance obligation based on the speed at which the hash computations were performed. This description was meant to refer to the "target rate" in which our miners send accepted shares to the mining pool. The FPPS payout calculation will compensate the Company based on accepted shares, and hence only hashrate sent at the target rate are accepted.

o If you do perform hash calculations for the pool operators, tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, make corresponding revision to your accounting policy and related disclosures throughout your filing. In this regard, although the payment formula under your contract may refer to speed (i.e., hashrate), payment is based on valid shares submitted which is a proxy for hashes performed over time. We further note that only hashes have value to your customer (either as the solution to the next block or that the individual hash is not the solution), that your contract has no minimum requirements and therefore that your customer effectively contracts for as many hashes as you elect to provide.

Response: The Company acknowledges the Staff's comment. The Company agrees that a more accurate description of our promise and single performance obligation is a service to perform hash calculations (ie. hashrate computation computing power) for the pool operator and will make the appropriate revisions to our accounting policies and related disclosures in future filings.

• With respect to the variability associated with the block reward portion of the consideration receivable, address how the block reward portion of the consideration cannot be reasonably estimated (and should be fully constrained) if network difficulty changes about every two weeks, block rewards change about every four years, and contract duration is less than a day. In this regard, it appears for FPPS contracts that the only variable at contract inception for the block reward portion is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable. Tell us whether it is correct that the uncertainties in the FPPS variables no longer exist at 23:59:59 UTC irrespective of the timing of your receipt of confirmation of the bitcoin you will receive or your actual receipt of such bitcoin.

Response: The Company acknowledges the Staff’s comment and can confirm that it is correct that the uncertainties in the FPPS variables no longer exist at 23:59:59 UTC irrespective of the timing of our receipt of confirmation of the bitcoin we receive. The Company will revise future filings to clarify this fact pattern and remove reference to fully constraining estimates of variable consideration.

• With respect to your disclosure regarding each component of your consideration, since it appears that the total transaction fee is based on only three components (network block subsidies, network transaction fees, and pool operating fees), tell us why you include network difficulty as a component.

Response: The Company acknowledges the Staff’s comment. The network difficulty is a component in step one of our Pay-per-Share ("PPS") calculation in which the Company's accepted shares (hashrate) divided by the network difficulty is multiplied by the total block subsidies. The result of the PPS calculation is multiplied by the FPPS rate to calculate the FPPS payout. Accordingly, network difficulty will ultimately impact the total transaction fees earned, even though it does not impact the FPPS rate.

• Please revise the accounting policy statements that refer to the date "earned" to consider removing that phrase and placing it in a more appropriate context to describe when you measure the noncash consideration and how the measurement date relates to both the date of contract inception and the date you transfer control of the service under the contract.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure in future filings to clarify that the measurement date for noncash consideration is determined at contract inception and the transfer of control of our hashrate to the pool operator.

• In your response you indicate that you measure noncash consideration using the end of the day spot price based on the date where computing power was provided. Additionally, you state that your measurement price may differ from the contract inception price which would occur throughout the day. Please clarify for us whether the date where computing power is provided is the same as the date of contract inception for all contracts each day, noting your conclusion that contracts continuously renew and are less than 24 hours. To the extent these dates are in fact the same, please revise your disclosure to state, if true, that you measure noncash consideration using the end of day spot price on the date of contract inception.

Response: The Company acknowledges the Staff’s comment. The Company can clarify that the date where computing power is provided is the same as the date of contract inception for all contracts each day. Accordingly, the Company will revise our disclosures in future filings, describing that we measure noncash consideration using the end of day spot price on the date of contract inception.

Note 5. Bitcoin, page F-20

3.
Please respond to the following:

• You disclose that the carrying basis represents the valuation of bitcoin at the time you earn the bitcoin through mining activities. To prevent confusion, please revise future filings to refer to the cost basis of the bitcoin since carrying amount is defined in the FASB Mater Glossary as the amount of an item as displayed in the financial statements. Refer to ASC 350-60-50-1.

Response: The Company acknowledges the Staff’s comment and will adjust future filings when referring to the cost basis of bitcoin to clearly state "cost basis of bitcoin" rather than carrying amount.

• In future filings, clarify, if true, that the line item Carrying basis - per bitcoin is an average value.

Response: The Company acknowledges the Staff’s comment and can confirm that the line item referring to carrying basis - per bitcoin is the average value, which is the cost basis of all bitcoin divided by the number of bitcoin. The Company will clarify this in future filings.

• On page F-16, you disclose that the line item Gain on fair value of bitcoin, net includes both unrealized changes in the fair value of your bitcoin from remeasurement and realized gains and losses from sales of bitcoin which are measured as the difference between the cash proceeds and the carrying basis of bitcoin as determined on a FIFO basis. In this note, you disclose that the carrying basis represents the valuation of bitcoin at the time you earn the bitcoin through mining activities. Since your bitcoin are remeasured to fair value, tell us why you calculate realized gains and losses using the value of the bitcoin on the date mined and not the carrying value as included in your statement of financial position.

Response: The Company acknowledges the Staff’s comment. The Company will clarify in future filings that gains (and losses) from the remeasurement of bitcoin is included within the line item “Gain on Fair Value of Bitcoin, net”. Realized gains (and losses) from bitcoin sales are required only for disclosure and are calculated based on the difference between the cash proceeds and the cost basis of each bitcoin as determined on a FIFO basis. The FASB described the concept of classifying gains and losses from bitcoin in the basis of conclusions #49 included in the Accounting Standards Update No. 2023-08 ("ASC 2023-08") that states:

The total realized gain or loss from disposition is required to be disclosed under the amendments in this Update. Therefore, the Board observed that distinguishing whether gains and losses recognized in a given period are realized or unrealized is unnecessary and could be confusing.

The disclosure guidance within section 350-60-50-4 in ASU 2023-08 requires disclosure annually the "total amount of cumulative realized gains and cumulative realized losses from dispositions that occurred during the period." The Company will enhance its disclosure in its accounting policy in Note 2 Summary of Significant Accounting Policies to clarify that it tracks the cost basis in order to allow the Company to disclose the realized gains and losses on sales of bitcoin since disclosure will be made in the year-end annual financial statements as well as future interim reporting periods in fiscal 2024.

• We note your adoption of ASC 350-60 as of October 1, 2023 and your disclosure of units, cost and fair value per ASC 350-60-50-1 on page F-20. As you adopted this guidance in an interim period, please update your future forms 10-Q in the year of adoption to also include the annual period crypto asset holding disclosures in ASC Topic 350-60-50.

Response: The Company acknowledges the Staff's comment. The Company will disclose in our future Form 10-Q filings the annual bitcoin holding disclosures described in ASC Topic 350-60-50.

Management's Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 6

4.
You disclose on page 7 that the carrying value of each bitcoin you held at the end of December 31, 2023 and each subsequent reporting period reflects the price of one bitcoin quoted on the active exchange at the end of the reporting period. We note that there is more than one active exchange for bitcoin and you disclose on page F-16 that the fair value of bitcoin is measured using the period-end closing bitcoin price from your principal market, Coinbase. In future filings, please revise your disclosure to be consistent.

Response: The Company acknowledges the Staff’s comment. The Company will clarify throughout future filings that any reference to "active exchange" specifically refers to the Company's principal market, Coinbase.

Liquidity and Capital Resources

Operating Activities, page 15

5.
You disclose that your operating activities from continuing operations for the three months ended December 31, 2023 included operating cash inflows for depreciation and amortization and stock based compensation and cash outflows for bitcoin mining. We note that depreciation and amortization, stock based compensation, and bitcoin mining are not cash inflows or outflows but noncash adjustments to reconcile net income to net cash used in operating activities. Please revise your disclosure in future filings to clarify.

Response: The Company acknowledges the Staff’s comment and the Company will revise future disclosure of operating activities from continuing operations appropriately as noncash adjustments to reconcile net income to net cash used in operating activities, specifically for depreciation and amortization, stock based compensation, and bitcoin mining.

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 16

6.
You disclose that you account for your bitcoin holdings as indefinite lived intangible assets and record impairment charges whenever the carrying value of bitcoin holdings on the balance sheet exceeds their fair market value. It appears that you did not update the disclosure in this section to reflect your adoption of ASU 2023-08. As you adopted this guidance in an interim period, please update your future forms 10-Q in the year of adoption to also include the annual period crypto asset holding disclosures in ASC Topic 350-60-50.

Response: The Company acknowledges the Staff’s comment and will revise Item 3 and elsewhere in future filings for the adoption of the ASU 2023-08 to ensure references to the prior accounting impairment guidance for intangible assets pertaining to crypto assets (within the scope of ASU 2023-08) are no longer applicable.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at 702-989-7692 ext. 700 or Mark D. Wood of our counsel Katten Muchin Rosenman LLP at 312-902-5493 or mark.wood@katten.com at your convenience.

Sincerely,

/s/ Gary A. Vecchiarelli
Gary A. Vecchiarelli
Chief Financial Officer

cc: Mark D. Wood

Katten Muchin Rosenman LLP